STOEL RIVES LLP
Attorneys at law
600 University Street, Suite 3600
Seattle, WA 98101
main 206.624.0900
fax 206.386.7500
www.stoel.com
Edgar Correspondence
November 20, 2008
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Room 4561
100 F Street, N.E.
Washington, D.C. 20549
Re:   Cray Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 11, 2008
Definitive Proxy Statement Filed on March 31, 2008
File No. 000-26820
Dear Ms. Collins:
Confirming my voicemail message today to Ms. Woo, on behalf of our client, Cray Inc., we request an extension of the time to respond to your November 5, 2008 comment letter until Wednesday, November 26, 2008. We appreciate the staff’s accommodation of our request.
This letter is being filed on EDGAR under submission type: CORRESP.
Very truly yours,

/s/ L. John Stevenson, Jr.
L. John Stevenson, Jr.

cc:    Jan Woo, Staff Attorney, SEC
Peter J. Ungaro, President and Chief Executive Officer
Brian C. Henry, Executive Vice President and Chief Financial Officer
Kenneth W. Johnson, Senior Vice President and General Counsel